Exhibit 4.4

FORM OF

CERTIFICATE OF FORMATION

OF

SANCHEZ PRODUCTION PARTNERS GP LLC

This Certificate of Formation of Sanchez Production Partners GP LLC (the “LLC”), dated [•], 2014, is being duly executed and filed by Lorena Nichols, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.)

FIRST. The name of the limited liability company formed hereby is Sanchez Production Partners GP LLC.

SECOND. The address of the registered office of the LLC in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801.

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801 in the County of New Castle.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first set forth above.

Lorena Nichols
Authorized Person